Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

India: Agreement Signed to Build a Liquefied Petroleum Gas Import
and Storage Terminal

Paris, November 6, 2003 — Total announces that it has signed an agreement with Hindustan Petroleum Company Ltd., India’s third largest refiner, concerning the construction of a liquefied petroleum gas (LPG) import and underground storage terminal in Visakhapatnam, in the eastern Indian state of Andhra Pradesh.

The two partners each own a 50% interest in South Asia LPG Ltd., the company that will build and run the terminal.

With a storage capacity of 60,000 metric tons, the terminal will be the largest such facility on India’s east coast and the first of its type in a country where demand for LPG is experiencing strong growth. Construction will begin in December 2003, with commercial start-up scheduled for third-quarter 2006.

The agreement strengthens the Group’s strategy of expanding in high-potential Asia markets, particularly in the area of specialty products. Total is already present in India in LPG marketing, lubricants and specialty chemicals.

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Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com